[MARSHALL INDUSTRIES LETTERHEAD]




                     ______________ __, 1999


TO OUR SHAREHOLDERS:

     Your Board of Directors has adopted a Shareholder Rights
Plan and declared a distribution of rights, at the rate of one right for each share of the Company's common stock held, to shareholders of record on February 19, 1999. This letter explains our reasons for adopting the Plan. A summary description of the rights distributed under the Plan is enclosed, and we urge you to read it carefully. No action is necessary on your part.

     The purpose of establishing the Shareholder Rights Plan is to deal with the very serious problem of unilateral actions by hostile acquirors which are calculated to deprive the Company's Board and shareholders of their ability to determine the destiny of the Company. After careful consideration your Board concluded that having a Shareholder Rights Plan in place is a reasonable and appropriate response to the risks posed to shareholder interests by coercive or inadequate takeover attempts, including creeping accumulations in the open market, partial and two-tier tender offers and other tactics that do not treat all shareholders equally. The Board believes that such tactics, which continue to be commonplace in the takeover environment, are not in the best interests of shareholders and that the existence of the Plan will enable the Board to act more effectively in protecting shareholder values.

     The distribution of rights to shareholders will have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired, or in a manner or on terms not approved by the Board of Directors. The Plan, however, is not intended to prevent a takeover of the Company and will not do so. The existence of the Plan should not deter any prospective offeror willing to make an all cash offer at a full and fair price or to negotiate in good faith with the Board. Nor should the Plan interfere with any merger or other business combination approved by the Board.

     Issuance of the rights does not in any way weaken the financial strength of the Company nor interfere with its business plans. The issuance of the rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can currently trade the Company's shares. As explained in detail in the summary, the rights only will be exercisable if and when a situation arises which triggers their effectiveness. The rights are intended to protect you against being deprived of your right to share in the full measure of the Company's long-term potential.

     The Plan was not adopted in response to any specific effort to acquire control of the Company. In fact, more than 1,800 companies, including more than half of the Fortune 500 companies, have adopted similar rights plans. If you have any questions, please call Henry W. Chin at (626) 307-6000.

          Sincerely,


     _________________________          _________________________
     Gordon Marshall                    Robert Rodin
     Chairman of the Board              President and CEO